GENTOR RESOURCES INC.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

As at and for the three and six months ended June 30, 2018
(Stated in US dollars)

GENTOR RESOURCES INC.

NOTICE TO READER

These interim condensed consolidated financial statements of Gentor Resources Inc. as at and for the three and six months ended June 30, 2018 have been prepared by management of Gentor Resources Inc. The auditors of Gentor Resources Inc. have not audited or reviewed these interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
(Stated in US dollars and unaudited)

	As at	As at
	June 30, 2018	December 31, 2017

ASSETS
Current
Cash	$114,531	$66,938
Due from related parties (note 6)	156,830	145,325
Total current assets	271,361	212,263

Capital assets (note 4)	64	189
Assets from discontinued operations (note 7)	5,531	5,531

Total assets	$276,956	$217,983

LIABILITIES
Current
Accounts payable	$338,370	$304,110
Accrued liabilities	130,319	161,461
Loan (note 5)	121,710	-
Due to related parties (note 6)	40,445	255,826
Common share purchase warrants liability	170,865	368,082
Total current liabilities	801,709	1,089,479

Liabilities from discontinued operations (note 7)	5,358	5,358
Total liabilities	$807,067	$1,094,837

SHAREHOLDERS' DEFICIENCY
Authorized 62,500,000 Common Shares, $0.0008 per share par value (note 8a) Issued and outstanding 29,906,742 Common Shares (December 31, 2017 - 21,906,742) (note 8b)	23,925	17,525
Additional paid-in capital	42,950,569	42,655,469
Deficit accumulated during the exploration stage	(43,504,605)	(43,549,848)
Total shareholders' deficiency	(530,111)	(876,854)

Total liabilities and shareholders' deficiency	$276,956	$217,983

Nature of operations and going concern (note 1)

See accompanying notes to the consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in US dollars and unaudited)

	For the three months	For the three months	For the six months	For the six months
	ended June 30, 2018	ended June 30, 2017	ended June 30, 2018	ended June 30, 2017
		(Restated Note 7)		(Restated Note 7)
Expenses
Management and consulting fees	$28,501	$25,703	$56,423	$52,750
Professional fees	873	13,679	873	18,092
General and administrative expenses	53,878	16,435	94,801	24,427
Depreciation and amortization	61	63	125	127
Net operating loss	(83,314)	(55,880)	(152,221)	(95,396)
Other income	46	-	248	3
(Loss) gain on common share purchase warrants (note 8(d))	(15,357)	-	197,217	-
Net income (loss) from continuing operations	(98,625)	(55,880)	45,243	(95,393)

Net loss from discontinued operations	-	(5,820)	-	(11,520)

Net income (loss) and comprehensive income (loss)	$(98,625)	$(61,700)	$45,243	$(106,913)

Net (loss) income per share - Continuing Operations - basic	$(0.00)	$(0.00)	$0.00	$(0.01)
Net (loss) income per share - Continuing Operations - diluted	(0.00)	(0.00)	0.00	(0.01)
Net (loss) income per share - Discontinued Operations - basic and diluted	(0.00)	(0.00)	0.00	(0.01)
Net (loss) income per share - basic and diluted	(0.00)	(0.00)	0.00	(0.01)

Weighted average number of shares - basic	26,038,610	11,906,730	23,984,090	11,906,730
Weighted average number of shares - diluted	26,038,610	11,906,730	23,984,090	11,906,730

See accompanying notes to the consolidated financial statements. For the three and six months ended June 30, 2017 the reconciliation for the restated net loss from discontinued operations is provided in Note 7.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in US dollars and unaudited)

	For the three months	For the three months	For the six months	For the six months
	ended June 30, 2018	ended June 30, 2017	ended June 30, 2018	ended June 30, 2017
		(restated Note 7)		(restated Note 7)
Operating activities:
Net (loss) income from continuing operations	$(98,625)	$(61,697)	$45,243	$(106,913)
Adjustments required to reconcile net (loss) income with net cash used in operating activities
Depreciation and amortization	61	64	125	128
(Gain) loss on common share purchase warrants	15,357	-	(197,217)	-
Changes in non-cash working capital balances
Due from related parties	(8,293)	4,430	(11,505)	8,553
Due to related parties	(117,140)	54,437	(215,381)	79,426
Accounts payable	32,195	4,470	34,260	35,171
Accrued liabilities	(31,142)	(7,523)	(31,142)	(29,048)
Cash utilized in operating activities	(207,587)	(5,820)	(375,617)	(12,684)

Financing activities:
Proceeds from common shares issued	301,500	-	301,500	-
Loan	855	-	121,710	-
Cash provided by financing activities	302,355	-	423,210	-

Net cash inflow (outflow)	94,768	(5,820)	47,593	(12,684)
Cash inflows from discontinued operations	-	5,820	-	11,520
Cash, beginning of period	19,763	145	66,938	1,309
Cash, end of period	$114,531	$145	$114,531	145

See accompanying notes to the consolidated financial statements. A reconciliation for the restated comparative period is provided in Note 7.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
For the six months ended June 30, 2018
(Stated in US dollars and unaudited)

		Common			Total
	Number of	shares	Additional paid-in	Accumulated	shareholders'
	common shares	amount	capital	deficit	deficiency
Balance at December 31, 2016	95,253,840	$9,525	$42,604,878	$(43,234,958)	$(620,555)
Net loss for the period	-	-	-	(106,913)	(106,913)
Balance at June 30, 2017	95,253,840	$9,525	$42,604,878	$(43,341,871)	$(727,468)
Net loss for the period	-	-	-	(207,977)	(207,977)
Share consolidation	(83,347,098)	-	-	-	-
Common shares issued (note 8b)	10,000,000	8,000	50,591	-	58,591
Balance at December 31, 2017	21,906,742	$17,525	$42,655,469	$(43,549,848)	$(876,854)
Common shares issued (note 8b)	8,000,000	6,400	295,100	-	301,500
Net income for the period	-	-	-	45,243	45,243
Balance at June 30, 2018	29,906,742	$23,925	$42,950,569	$(43,504,605)	$(530,111)

See accompanying notes to the consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30, 2018

1.	NATURE OF OPERATIONS AND GOING CONCERN

NATURE OF OPERATIONS

Gentor Resources Inc. (the “Company”), a Cayman Islands corporation, is an exploration stage corporation formed for the purpose of prospecting and developing mineral properties.

The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities.

In November 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which holds the Karaburun project (which was the Company’s only project). The Company has relinquished the Karaburun project, discontinued operations in Turkey and is currently evaluating new business opportunities.

GOING CONCERN

The accompanying interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the three and six months ended June 30, 2018 the Company had a net loss of $98,625 and a net income of $45,243 respectively (three and six months ended June 30, 2017 – net loss of $61,697 and $106,913 respectively), a deficit accumulated during the exploration stage of $43,504,605 as at June 30, 2018 (December 31, 2017 – $43,549,848), and a working capital deficiency of $530,348 as at June 30, 2018 (December 31, 2017 - $877,216).

The Company intends to fund operations through equity financing arrangements. Such financings may be insufficient to fund its capital expenditure, working capital and other cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing mineral properties and the discovery, development and sale of ore reserves.

These circumstances represent material uncertainties which cast substantial doubt on the Company’s ability to continue on a going concern basis. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern. Such adjustments may be material.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30, 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (``US GAAP``).

a)	BASIS OF CONSOLIDATION

The Company’s consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Gentor International Limited (“Gentor International”). Gentor International was incorporated on December 12, 2011 under the laws of the British Virgin Islands. Intercompany balances and transactions have been eliminated in preparing the consolidated financial statements.

b)	MINERAL PROPERTIES AND EXPLORATION COSTS

Exploration costs pertaining to any mineral properties with no proven reserves are charged operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the proven and probable reserves. The Company is in the exploration stage and has not yet realized any revenue from operations. All exploration expenditures are expensed as incurred (See Note Discontinued Operations).

c)	CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Depreciation is recorded as follows:

Vehicle	-	Straight line basis over a range of two to four years
Mining equipment	-	Straight line basis over four years
Office equipment	-	Straight line basis over four years
Furniture and fixtures	-	20% declining balance basis
Leasehold improvement	-	Straight line basis over five years

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30, 2018

d)	ASSET IMPAIRMENT

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses were recorded during the six months ended June 30, 2018.

e)	ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation. The Company has not identified or recorded any asset retirement obligations on its balance sheet as at June 30, 2018.

f)	STOCK-BASED COMPENSATION

The Company has a stock option plan, which is described in note 8(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For 2017 and the first six months of 2018, the Company estimated that all options previously granted will vest. As the stock options are exercisable in Canadian dollars, and the Company’s shares trade on a Canadian exchange, stock options are determined to be equity instruments.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30, 2018

g)	CASH

Cash consists of bank balances. The Company maintains cash in bank deposit accounts in Canada that at times may exceed Canadian federally insured limits. The Company has not experienced any losses in such accounts.

h)	FOREIGN EXCHANGE

The Company’s functional and reporting currency is United States dollars. The functional currency of foreign operations is United States dollars. Amounts in other than the functional currency are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for depreciation, which is translated at its corresponding historical rate. Realized and unrealized exchange gains and losses are included in the consolidated statements of operations.

i)	USE OF ESTIMATES

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future. The Company bases its estimates and assumptions on historical experience, current facts, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. Significant estimates and assumptions include those related to the recoverability of capital assets, estimation of deferred income taxes, tax loss recoverability, useful lives of depreciable assets, and fair value estimates for stock options and common share purchase warrants.

j)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30, 2018

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in any net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in operations.

Fair Value

The Company follows “Accounting Standards Codification” ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable in the market such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity. For the six months ended June 30, 2018 and for the year ended December 31, 2017, common share purchase warrants denominated in Canadian dollars were recognized as fair value derivative instruments.

Derivative Financial Instruments

The Company reviews the terms of its equity instruments and other financing arrangements to determine whether or not there are embedded derivative instruments that are required to be accounted for separately as a derivative financial instrument. Also, in connection with the issuance of financing instruments, the Company may issue freestanding options or warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity. The Company may also issue options or warrants to non-employees in connection with consulting or other services.

Derivative financial instruments are measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to profit or loss. For warrant-based derivative financial instruments, the Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. For more complex derivative financial instruments, the Company uses acceptable pricing models to estimate fair value of the derivative instrument.

The classification of derivative instruments, including whether or not such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. If reclassification is required, the fair value of the derivative instrument, as of the determination date, is reclassified. Any previous charges or credits to income for changes in the fair value of the derivative instrument are not reversed. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30, 2018

k)	INCOME TAXES

Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not. The deferred taxes for the Company amount to nil at the balance sheet date.

ASC 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At June 30, 2018, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

l)	INCOME (LOSS) PER SHARE

Basic income (loss) per share calculations are based on the weighted-average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated using the treasury method. The treasury method assumes that outstanding stock options and warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

m)	DISCONTINUED OPERATION

A discontinued operation is a component of the Company’s business, the operations and cash flows of which can be clearly distinguished from the rest of the operations. It represents a separate line of business or geographic area of operation that the Company has sold or made a plan to sell. When an operation is classified as a discontinued operation, the Company’s comparative consolidated financial statements must be represented as if the operation had been discontinued from the start of the comparative year and shown on the balance sheet as assets held for sale. On November 23, 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which holds the Karaburun project in Turkey (See Note 7).

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30, 2018

n)	ACCOUNTING CHANGES

During 2018, the Company adopted new standards, interpretations, amendments and improvements of existing standards including:

1.

Accounting Standard Update (“ASU”) No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments”. This standard update did not have any material impact on the Company’s interim condensed consolidated financial statements.

2.

ASU No. 2017-09, “Compensation – Stock Compensation (Topic 718): scope modification accounting”. This new standard and change did not have any material impact on the Company’s interim condensed consolidated financial statements.

o)	ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning on or after January 1, 2018. Updates that are not applicable or are not consequential to the Company have been excluded.

In February 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-03, “Technical Correction and Improvement to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities , which retained the current framework for accounting for financial instruments in generally accepted accounting principles (GAAP) but made targeted improvements to address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. In addition to amending Topic 825, Financial Instruments, FASB added Topic 321, Investments—Equity Securities, and made a number of consequential amendments to the Codification. The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years beginning after June 15, 2018. Early adoption is permitted. The Company did not implement early adoption and is currently evaluating its impact on the consolidated financial statements.

In June 2018, FASB issued ASU 2018-07 “Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting”.The amendments in this ASU expand the scope of Topic 718 to include sharebased payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606 Revenue from Contract with Customers. The Company is currently evaluating its impact on the consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30, 2018

3.	MINERAL PROPERTIES

Turkey Project

Following the identification by the Company of several surface gossans in distal volcanogenic massive sulphide (VMS) settings, the Company negotiated two joint venture option agreements with local Turkish entities. The first option agreement (the “Karaburun Option”) was signed with the first local partner for a 50% share of three permits in the Boyabat area in northern Turkey and the second option agreement was signed with a second local partner for a 50% interest in three additional permits in the Boyabat area in northern Turkey. The second option agreement expired unexercised on May 15, 2014.

In September 2014, the Company announced that it had acquired a new licence as a result of a government tender process, which licence covers the remaining portion of the Karaburun VMS prospect, the southern part of which was covered by the Karaburun Option. In December 2014, the Company received the final forestry drill permit from the Ministry of Forestry and Water Resources in Turkey to undertake its planned Phase 1 diamond drilling program at the Karaburun project, which drilling program commenced in 2015. During 2015, the Company terminated the Karaburun Option.

On November 23, 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which holds the Karaburun project (which was the Company’s only project). See Note 7.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30, 2018

4.	CAPITAL ASSETS

December 31, 2017		Accumulated	Net Book
	Cost	Depreciation	Value

Office Equipment	45,566	(45,377)	189
Leasehold improvements	440,329	(440,329)	-
	$485,895	$(485,706)	$189

June 30, 2018		Accumulated	Net Book
	Cost	Depreciation	Value

Office Equipment	45,566	(45,502)	64
Leasehold improvements	440,329	(440,329)	-
	$485,895	$(485,831)	$64

5.	LOAN

In March 2018, the Company received a loan from an arm’s length party in the amount of $120,000 that is payable on demand, unsecured and bears interest at 10% per annum. Total interest accrued on the loan as at June 30, 2018 is $1,710.

6.	RELATED PARTY TRANSACTIONS

As of June 30, 2018, an amount of $29,960 (December 31, 2017 - $243,207) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both management fees in arrears and advances.

As of June 30, 2018, an amount of $10,485 (December 31, 2017 – $10,485) was owed to Kuuhubb Inc. a company with a common director, for the payment of general and administrative expenses by Kuuhubb.

As of June 30, 2018, an amount of $156,830 (December 31, 2017 - $145,325) was owed from Loncor Resources Inc., a company with common directors, for the payment of general and administrative expenses by the Company.

All of the above related party transactions are in the normal course of operations and are unsecured, non-interest bearing, due on demand, and measured at the exchange amount as determined by management.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30, 2018

7.	DISCONTINUED OPERATIONS

In November 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which holds the Karaburun project in Turkey (being the Company’s only project). The Company has relinquished the Karaburun project, discontinued operations in Turkey and is currently evaluating new business opportunities. As a result of the foregoing, the assets and liabilities related to the Karaburun project were re-classified as held for sale as at December 31, 2017 and the comparative periods.

For the three and six months ended June 30, 2017, the results of discontinued operations were as follows:

	For the three months	For the six months
	ended June 30, 2017	ended June 30, 2017
Expenses
Field camp expenses	$3,303	$6,653
Professional fees	614	1,070
General and administrative expenses	2,011	3,986
Depreciation and amortization	8	16
Net operating loss	(5,936)	(11,725)
Other income	116	205
Net loss from discontinued operations	(5,820)	(11,520)

Cash flows from discontinued operations were:

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30, 2018

	For the three months	For the six months
	ended June 30, 2017	ended June 30, 2017

Operating activities:
Net loss from discontinued operations	$(5,820)	$(11,520)
Adjustments required to reconcile net loss with
net cash used in discontinued operations
Depreciation and amortization	8	16
Changes in non-cash working capital balances
Prepaid and advances	(76)	275
Accounts payable	304	67
Cash utilized in operating activities - discontinued operations	(5,585)	(11,163)

Net cash outflow	(5,585)	(11,163)
Cash, beginning of period	10,400	15,978
Cash, end of period	$4,815	$4,815

8.	SHARE CAPITAL

a)	Authorized Share Capital

The authorized share capital of the Company consists of 62,500,000 common shares with a par value of $0.0008 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

b)	Issued Share Capital

In September 2017, the Company consolidated its outstanding common shares on an eight to one basis. Immediately prior to the consolidation, the Company had 95,253,840 common shares outstanding. Upon effecting the consolidation, the Company had 11,906,742 common shares outstanding. Unless otherwise indicated, all share and stock option numbers have been adjusted to reflect the share consolidation to provide more comparable information.

In November 2017, the Company closed a non-brokered private placement of 10,000,000 units of the Company at a price of Cdn $0.05 per unit for total gross proceeds fo Cdn $500,000. Each such unit was comprised of one common share of the Company and one half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn $0.075 for a period of two years. Directors and officers of the Company purchased 2,500,000 of the said units.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30, 2018

In June 2018 the Company closed a non-brokered private placement of 8,000,000 common shares of the Company (the "Offered Shares") at a price of Cdn$0.05 per Offered Share for gross proceeds of Cdn$400,000. Mr. Arnold T. Kondrat (who is Chief Executive Officer, President and a director of the Company) purchased all of the Offered Shares.

As of June 30, 2018, the Company had outstanding 29,906,742 (December 31, 2017 – 21,906,742) common shares.

c)	Stock-Based Compensation

On December 14, 2011, the Company established a new stock option plan (the “Plan”). In establishing the Plan, the Company’s board of directors also provided that no additional awards will be made under the Company’s 2010 Performance and Equity Incentive Plan (the “2010 Plan”) and terminated the 2010 Plan effective upon the exercise, expiry, termination or cancellation of all of the outstanding stock options that were granted under the 2010 Plan. Stock options may be granted under the Plan from time to time by the board of directors of the Company to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the board at the time of the granting of the stock options. The number of common shares of the Company reserved from time to time for issuance to optionees pursuant to stock options granted under the Plan shall not exceed 1,375,000 common shares. The exercise price of each stock option granted under the Plan shall be determined in the discretion of the board of directors of the Company at the time of the granting of the stock option, provided that the exercise price shall not be lower than the last closing price of the Company’s common shares on the TSX Venture Exchange prior to the date the stock option is granted.

On May 23, 2014, 210,000 stock options were granted under the Plan. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $1.12 (Cdn$1.20) for a period of 5 years. The options vested at a rate of 25% on each six-month anniversary of the grant date.

The following table summarizes the stock option information for the six months ended June 30, 2018:

				Weigthed
		Weigthed		average
		average	Weigthed	remaining
	Number of	exercise	average fair	contractual life
	options	price ($Cdn)	value ($Cdn)	(in years)
Closing Balance, January 31, 2017	156,250	1.20	0.48	2.39
Closing Balance, June 30, 2017	156,250	1.20	0.48	1.89
Closing Balance, December 31, 2017	156,250	1.20	0.48	1.39
Closing Balance, June 30, 2018	156,250	1.20	0.48	0.89

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30, 2018

During the three and six months ended June 30, 2018, the Company recognized as stock-based compensation expense (included in general and administrative expenses) $nil (three and six months ended June 30, 2017 – $nil). As at June 30, 2018, the unrecognized stock based compensation expense is $nil (December 31, 2017 - $nil).

The Black-Scholes option-pricing model is used to estimate values of all stock options granted based on the following assumptions for the options granted in 2014:

(i)

Risk-free interest rate: 1.57%, which is based on the Bank of Canada benchmark bonds, average yield 5 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options

(ii)	Expected volatility: 102.04%, which is based on the Company’s historical stock prices

(iii)	Expected life: 5 years

(iv)	Expected dividends: $Nil

d)	Canadian Dollar Common Share Purchase Warrants

As at June 30, 2018, the Company had outstanding and exercisable Canadian dollar common share purchase warrants entitling the holders to purchase a total of 5,000,000 common shares of the Company (December 31, 2017 – 5,000,000), as set out in the following table:

	Number of	Fair value on	Fair value as at	Gain on	Fair value as at
Issue date	warrants	issuance	December 31, 2017	derivatives	June 30, 2018
November 13, 2017	5,000,000	$334,109	$368,082	$197,217	$170,865

(1) The exercise price for the Canadian dollar common share purchase warrants is Cdn $0.075 for one share and converted at day of issue.

As of June 30, 2018, the weighted average fair value per Canadian dollar common share purchase warrant was $0.03.

The Black-Scholes option-pricing model is used to estimate the fair value of the common share purchase warrants using the following assumptions:

(i)	Risk-free interest rate: 1.81%, which is based on the Bank of Canada benchmark bonds with 2 years maturity
(ii)	Expected volatility: 100%, which is based on industry average
(iii)	Expected life: 2 years
(iv)	Expected dividends: $Nil

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30, 2018

e)	Loss Per Share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three and six months ended June 30, 2018, amounting to 26,038,610 and 23,984,090 common shares respectively (three and six months ended June 30, 2017 – 11,906,730 common shares). 156,250 stock options (June 30, 2017 – 156,250) and 5,000,000 common shares purchase warrants (June 30, 2017 – nil) were not included in the weighted average number of diluted common shares outstanding as they were anti-dilutive.

9.	FINANCIAL RISK MANAGEMENT

a)	FOREIGN CURRENCY RISK

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component in the consolidated statement of operations. The Company has not used derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at June 30, 2018. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar as identified which would have increased (decreased) the Company’s net income (loss) by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had an equal but opposite effect as at June 30, 2018.

Canadian
Dollar
Cash	$153,061
Prepaids and advances	-
Accounts payable	(28,989)
Accrued liabilities	-
Total foreign currency working capital	124,072
US$ exchange rate at June 30, 2018	0.7594
Total foreign currency net working capital in US$	94,220
Impact of a 10% strengthening of the US$ on net income (loss)	9,422

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and six months ended June 30, 2018

b)	MARKET RISK

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

c)	DISCLOSURES OF FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

At June 30, 2018, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

The fair value of common shares purchase warrants liability (note 8d) would be in the hierarchy as follows:

10.	ENVIRONMENTAL CONTINGENCY

Any exploration and evaluation activities by the Company are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its activities are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.